UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 28, 2025, YY Group Holding Limited (the “Company”) adopted a 2025 share incentive plan (the “2025 Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2025 Plan has a maximum number of 6,500,000 Class A Ordinary Shares of the Company available for issuance pursuant to all awards under the 2025 Plan.

EXHIBIT INDEX

Exhibit No.	Description
10.1	YY Group Holding Limited 2025 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: November 28, 2025	By:	/s/ Fu Xiaowei
		Name:	Fu Xiaowei
		Title:	Chief Executive Officer, Chairman and Director

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